

February 8, 2011

Mr. James R. Buscemi
Chief Financial Officer
Hudson Technologies, Inc.
1 Blue Hill Plaza, Suite 1541
Pearl River, New York 10965

     RE: **Hudson Technologies, Inc.**
              Form 10-K for the Year Ended December 31, 2009
              Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
              September 30, 2010
              File No. 1-13412

Dear Mr. Buscemi:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief